Exhibit II

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

CAPITAL CLEAN ENERGY CARRIERS CORP.	Page

Unaudited Condensed Consolidated Balance Sheets as of September 30, 2024 and December 31, 2023	2
Unaudited Condensed Consolidated Statements of Comprehensive Income for the nine-month periods ended September 30, 2024 and 2023	3
Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity and Partners’ Capital for the nine-month periods ended September 30, 2024 and 2023	4
Unaudited Condensed Consolidated Statements of Cash Flows for the nine-month periods ended September 30, 2024, and 2023	5
Notes to the Unaudited Condensed Consolidated Financial Statements	6

Capital Clean Energy Carriers Corp.

Unaudited Condensed Consolidated Balance Sheets

(In thousands of United States Dollars)

	As of September 30, 2024	As of December 31, 2023
Assets
Current assets
Cash and cash equivalents	$164,793	$192,420
Trade accounts receivable, net	4,255	3,103
Prepayments and other assets	7,543	6,748
Due from related party (Note 5)	114	402
Inventories	4,997	3,004
Claims	865	865
Current assets of discontinued operations (Note 3)	177,857	18,962

Total current assets	360,424	225,504

Fixed assets
Advances for vessels under construction – related party (Note 6)	54,000	174,400
Vessels, net and vessels under construction (Note 6)	3,545,796	2,212,613

Total fixed assets	3,599,796	2,387,013

Other non-current assets
Above market acquired charters (Note 7)	109,840	73,969
Restricted cash	18,323	11,721
Derivative asset (Note 9)	7,328	6,636
Prepayments and other assets	45	1,325
Non-current assets of discontinued operations (Note 3)	—	434,131

Total non-current assets	3,735,332	2,914,795

Total assets	$4,095,756	$3,140,299

Liabilities and Shareholders’ Equity
Current liabilities
Current portion of long-term debt, net (Note 8)	$128,152	$93,457
Trade accounts payable	11,600	9,809
Due to related parties (Note 5)	2,655	4,156
Accrued liabilities	31,507	18,658
Deferred revenue	25,481	19,100
Current liabilities of discontinued operations (Note 3)	14,651	38,750

Total current liabilities	214,046	183,930

Long-term liabilities
Long-term debt, net (including $42,164 payable to related party as of September 30, 2024) (Note 8)	2,543,218	1,585,196
Derivative liabilities (Note 9)	6,601	7,180
Below market acquired charters	79,428	85,408
Deferred revenue	1,107	4,001
Non-current liabilities of discontinued operations (including $6,000 payable to related party as of September 30, 2024 and December 31, 2023) (Note 3)	6,000	99,651

Total long-term liabilities	2,636,354	1,781,436

Total liabilities	2,850,400	1,965,366

Commitments and contingencies (Note 14)	—	—

Total shareholders’ equity	1,245,356	1,174,933

Total liabilities and shareholders’ equity	$4,095,756	$3,140,299

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Capital Clean Energy Carriers Corp.

Unaudited Condensed Consolidated Statements of Comprehensive Income

(In thousands of United States Dollars, except for number of shares and earnings per share)

	For the nine-month periods ended September 30,
	2024	2023
Revenues (Note 4)	$264,295	$177,576

Expenses:
Voyage expenses	7,951	9,878
Vessel operating expenses	40,297	31,683
Vessel operating expenses - related parties (Note 5)	6,927	5,002
General and administrative expenses (including $2,046 and $1,932 to related parties, for the nine-month periods ended September 30, 2024, and 2023, respectively) (Note 5)	12,410	7,710
Vessel depreciation and amortization (Note 6)	61,964	40,387
Impairment of vessel	—	7,956

Operating income, net	134,746	74,960

Other income / (expense), net:
Interest expense and finance cost (including $2,673 to related party, for the nine-month period ended September 30, 2024) (Notes 5, 8)	(103,178)	(69,935)
Other income, net	2,197	962

Total other expenses, net	(100,981)	(68,973)

Net income from continuing operations	33,765	5,987

Net income from discontinued operations (Note 3)	57,613	28,491

Net income from operations	$91,378	$34,478

Net income attributable to General Partner	462	589
Deemed dividend to General Partner	46,184	—
Net income attributable to unvested shares	404	838
Net income attributable to common shareholders	44,328	33,051
Net (loss) / income from continuing operations per (Note 13):
• Common share, basic and diluted	$(0.23)	$0.29
Weighted-average shares outstanding:
• Common shares, basic and diluted	55,323,667	19,578,570
Net income from discontinued operations per:
• Common share, basic and diluted	1.03	1.40
Weighted-average shares outstanding:
• Common shares, basic and diluted	55,323,667	19,578,570
Net income from operations per:
Common share, basic and diluted	0.80	1.69
Weighted-average shares outstanding:
Common shares, basic and diluted	55,323,667	19,578,570
Net income from operations	91,378	34,478
Other comprehensive income:
Unrealized (loss) / gain on derivative instruments (Note 9)	(365)	2,061

Total comprehensive income	$91,013	$36,539

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Capital Clean Energy Carriers Corp.

Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity and Partners’ Capital

The statements below for the nine-month period ended September 30, 2023 and for the period from January 1, 2024 to August 25, 2024 represent Capital Clean Energy Carriers Corp. as a partnership prior to the Conversion. The statement below for the period from August 26, 2024 to September 30, 2024 represents Capital Clean Energy Carriers Corp. as a corporation subsequent to the Conversion.

(In thousands of United States Dollars)

	General Partner	Common Unitholders	Treasury units	Accumulated Other Comprehensive Loss	Total
Balance at January 1, 2023	$12,414	$634,605	$(3,827)	$(4,766)	$638,426

Partnership’s net income	589	33,889	—	—	34,478
Dividends declared / paid (distributions of $0.45 per common unit) (Note 11)	(157)	(9,040)	—	—	(9,197)
Equity compensation expense (Note 12)	—	2,812	—	—	2,812
Repurchase of common units (Note 11)	—	—	(4,090)	—	(4,090)
Other comprehensive income (Note 9)	—	—	—	2,061	2,061

Balance at September 30, 2023	$12,846	$662,266	$(7,917)	$(2,705)	$664,490

	No. of shares	Share Capital	General Partner	Common Unitholders / Shareholders	Treasury units	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total
Balance at January 1, 2024	—	$—	$12,885	$1,171,573	$(7,939)	$—	$—	$(1,586)	$1,174,933

Dividends declared / paid (distributions of $0.45 per common unit) (Note 11)	—	—	(155)	(24,900)	—	—	—	—	(25,055)
Net income	—	—	516	81,745	—	—	—	—	82,261
Equity compensation expense (Note 12)	—	—	—	4,093	—	—	—	—	4,093
Other comprehensive income (Note 9)	—	—	—	—	—	—	—	179	179

Balance at August 25, 2024	—	$—	$13,246	$1,232,511	$(7,939)	$—	$—	$(1,407)	$1,236,411

Net Income from 26/8/24 to 30/9/24	—	—	—	—	—	—	9,117	—	9,117
Equity compensation expense (Note 12)	—	—	—	—	—	371	—	—	371
Conversion of 54,887,313 common units to common shares and 1,551,061 treasury units to treasury shares.	56,438,374	564	—	—	—	(564)	—	—	—
Conversion of 348,570 general partner units into 3,500,000 common shares (Notes 1, 11)	3,500,000	35	46,184	(46,184)	—	(35)	—	—	—
Reclassification resulting from the Conversion	—	—	(59,430)	(1,186,327)	7,939	1,237,818	—	—	—
Other comprehensive income (Note 9)	—	—	—	—	—	—	—	(543)	(543)

Balance at September 30, 2024	59,938,374	$599	$—	$—	$—	$1,237,590	$9,117	$(1,950)	$1,245,356

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Capital Clean Energy Carriers Corp.

Unaudited Condensed Consolidated Statements of Cash Flows

(In thousands of United States Dollars)

	For the nine-month periods ended September 30,
	2024	2023
Cash flows from operating activities of continuing operations:
Net income from operations	$91,378	$34,478
Less: Net income from discontinued operations	57,613	28,491
Net income from continuing operations	33,765	5,987
Adjustments to reconcile net income to net cash provided by operating activities of continuing operations:
Vessel depreciation and amortization (Note 6)	61,964	40,387
Impairment of vessel	—	7,956
Amortization and write-off of deferred financing costs	2,334	1,436
Amortization / accretion of above / below market acquired charters (Note 7)	11,367	(2,873)
Amortization of ineffective portion of derivatives	(157)	(208)
Equity compensation expense (Note 12)	4,464	2,812
Change in fair value of derivatives (Note 9)	(578)	1,039
Unrealized bonds exchange differences	1,352	(882)
Changes in operating assets and liabilities:
Trade accounts receivable, net	(1,152)	116
Prepayments and other assets	484	(493)
Due from related party	1,733	—
Inventories	(1,993)	358
Trade accounts payable	1,709	4,167
Due to related parties	499	1,554
Accrued and other liabilities	12,911	2,123
Deferred revenue	3,488	1,280
Dry-docking costs paid	—	1

Net cash provided by operating activities of continuing operations	132,190	64,760

Cash flows from investing activities of continuing operations:
Vessel acquisitions, vessels under construction and improvements including time charter agreements (Notes 6, 7)	(1,195,264)	(451,167)
Expenses for sale of vessels paid / net proceeds from sale of vessels (Note 6)	(220)	2,200

Net cash used in investing activities of continuing operations	(1,195,484)	(448,967)

Cash flows from financing activities of continuing operations:
Proceeds from long-term debt (Note 8)	1,582,000	392,000
Deferred financing costs paid	(12,415)	(3,841)
Payments of long-term debt (Note 8)	(717,361)	(55,598)
Repurchase of common units	—	(4,090)
Dividends paid (Note 11)	(25,055)	(9,197)

Net cash provided by financing activities of continuing operations	827,169	319,274

Net decrease in cash, cash equivalents and restricted cash from continuing operations	(236,125)	(64,933)

Cash flows from discontinued operations
Operating activities	39,441	66,031
Investing activities	266,991	(15,670)
Financing activities	(91,332)	(31,797)

Net increase in cash, cash equivalents and restricted cash from discontinued operations	215,100	18,564

Net decrease in cash, cash equivalents and restricted cash	(21,025)	(46,369)

Cash, cash equivalents and restricted cash at beginning of period	204,141	154,848

Cash, cash equivalents and restricted cash at end of period	$183,116	$108,479

Supplemental cash flow information
Cash paid for interest	94,881	72,174
Non-Cash Investing and Financing Activities
Capital expenditures included in liabilities	4,317	4,109
Capitalized dry-docking costs included in liabilities	4,149	4,109
Deferred financing costs included in liabilities	310	177
Expenses for sale of vessels included in liabilities	640	—
Seller’s credit agreement in connection with the acquisition of vessel-owning companies (Notes 5, 6, 8)	134,764	—
Reconciliation of cash, cash equivalents and restricted cash
Cash and cash equivalents	164,793	96,767
Restricted cash - non-current assets	18,323	11,712

Total cash, cash equivalents and restricted cash shown in the statements of cash flows	$183,116	$108,479

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Capital Clean Energy Carriers Corp.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

1. Basis of Presentation and General Information

Capital Clean Energy Carriers Corp. (the “Company or CCEC”) is an international owner of ocean-going vessels, with a focus on the energy transition. As of September 30, 2024, our in-the-water fleet included 20 high specification vessels, including 12 latest generation Liquified Natural Gas Carriers (“LNG/Cs”) and eight legacy Neo-Panamax container vessels five of which we have agreed to sell by the first quarter of 2025 (Note 6). In addition, our under-construction fleet includes six additional latest generation LNG/Cs, six dual-fuel Medium Gas Carriers (“MGCs”) and four Handy Liquified CO2 Multi-Gas Carriers (“LCO2 – HMGC”), to be delivered between the first quarter of 2026 and the third quarter of 2027. The Company’s vessels operate under medium to long-term time and bareboat charters.

The Company was originally formed on January 16, 2007, as a Marshall Islands limited partnership with the name Capital Product Partners L.P. (the “Partnership” or “CPP”). On August 26, 2024, (the “Effective Date”), the Partnership converted from a Marshall Islands limited partnership to a Marshall Islands corporation and changed its name to Capital Clean Energy Carriers Corp. (the “Conversion”). The Conversion and the name change were approved by the majority of the Partnership’s unitholders, the conflicts committee of the Partnership’s board of directors, the Partnership’s full board of directors and the Partnership’s general partner, Capital GP L.L.C. (the “General Partner” or “CGP”). As a result of the Conversion the following changes to the capital structure and corporate governance, among others, occurred:

(i) each common unit of the Partnership outstanding immediately prior to the Effective Date was converted into one common share of CCEC with par value of $0.01 per share (the “common shares”);

(ii) the 348,570 general partner units and the general partner’s incentive distribution rights, in each case, outstanding immediately prior to the Effective Date were converted into an aggregate of 3,500,000 common shares;

(iii) CGP gave up its existing management and consent rights with respect to CPP, including its right to appoint three directors to CPP’s board of directors and its veto rights over, among other things, approval of mergers, consolidations and other significant corporate transactions and amendments to CPP’s governing documents;

(iv) following the Conversion, the board of directors consist of eight directors, a majority of which are “independent” in accordance with Nasdaq rules; and

(v) until Capital Maritime & Trading Corp. (“CMTC”) and its affiliates cease to own at least 25% of the outstanding common shares, CMTC and its affiliates will have the right to nominate three out of the eight directors to the board. If the holdings of CMTC and its affiliates fall below 25% but remain above 15% of the outstanding common shares, CMTC and its affiliates thereafter will have the right to nominate two out of eight directors to the board. If the holdings of CMTC and its affiliates fall below 15% but remain above 5% of the outstanding common shares, CMTC and its affiliates thereafter will have the right to nominate one out of eight directors to the board. If the holdings of CMTC and its affiliates fall below 5%, CMTC thereafter will no longer have any rights to nominate directors to the board. The remaining members of the board of directors will be nominated by CCEC’s nominating committee and all directors will be elected by majority vote of the holders of common shares (including CMTC and its affiliates), other than in a contested election, in which the election of directors will be by a plurality vote.

The Conversion is deemed a continuation of the existence of the Partnership in the form of a Marshall Islands corporation, with the existence of the Company deemed to have commenced on the date the Partnership commenced its existence.

Following the Conversion the Company’s common shares are trading on the Nasdaq Global Select Market under the name “Capital Clean Energy Carriers Corp.” with the ticker symbol CCEC.

Except where the context otherwise requires, references herein to CCEC or the Company for periods prior to the Conversion are to CPP, and references to common shares for periods prior to the Conversion are to common units of CPP. The financial impact of the Conversion reflected in the unaudited condensed consolidated financial statements contained herein consisted of (i) reclassifications from partnership equity accounts to equity accounts reflective of a corporation and (ii) the recognition of a deemed dividend relating to the conversion of 348,570 general partner units into 3,500,000 common shares (Note 11).

Capital Clean Energy Carriers Corp.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

1. Basis of Presentation and General Information—Continued

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements. These unaudited condensed consolidated financial statements and the accompanying notes should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2023, included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023, filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 23, 2024.

These unaudited condensed consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the periods presented. Operating results for the nine-month period ended September 30, 2024, are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2024.

In accordance with Accounting Standards Update (‘ASU’) 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity, a disposal of a component of an entity or a group of components of an entity is required to be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results. Following the announcement of the Company on November 13, 2023, of its intention to shift its business focus towards LNG and energy transition shipping and gradually divest from its non-core assets, the Company determined that the assets and liabilities, results of operations and cash flows of the 12 container vessels the Company disposed or agreed to dispose following the announcement, met the criteria to be reported in discontinued operations (Note 3).

2. Significant Accounting Policies

A discussion of the Company’s significant accounting policies can be found in the Company’s Consolidated Financial Statements included in the Annual Report on Form 20-F for the year ended, December 31, 2023 (the “Consolidated Financial Statements for the year ended December 31, 2023”).

During the nine-month period ended September 30, 2024, the Company adopted the following accounting policies.

(a)

Net income / (loss) per common share: Basic net income / (loss) per common share is computed by dividing net income available to common shareholders, by the weighted average number of common shares outstanding during the period. Diluted net income per common share reflects the potential dilution that could occur if securities were converted or other contracts to issue common stock were exercised at the beginning of the periods presented, or issuance date, if later. The treasury stock method is used to compute the dilutive effect of warrants issued, if any. The if-converted method is used to compute the dilutive effect of shares which could be issued upon conversion of the convertible securities, if any. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted net income per share (Note 13).

(b)

Discontinued Operations: The Company classifies as discontinued operations, a component of an entity or group of components that has been disposed of by sale, disposed of other than by sale or is classified as held for sale and represents a strategic shift that has (or will have) a major effect on the company’s operations and financial results (Note 3).

Capital Clean Energy Carriers Corp.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

3. Discontinued Operations

The Company’s discontinued operations relate to the operations of the following 12 container vessels that the Company sold or agreed to sell (Notes 1, 6).

Name of Vessel	Type	TEU	Memorandum of Agreement Date	Delivery/Expected Delivery
M/V Akadimos	Neo Panamax Container Vessel	9,288	January 31, 2024	March 8, 2024
M/V Long Beach Express	Panamax Container Vessel	5,089	December 15, 2023	February 26, 2024
M/V Seattle Express	Panamax Container Vessel	5,089	February 14, 2024	April 26, 2024
M/V Fos Express	Panamax Container Vessel	5,089	February 14, 2024	May 3, 2024
M/V Athenian	Neo Panamax Container Vessel	9,954	March 1, 2024	April 22, 2024
M/V Athos	Neo Panamax Container Vessel	9,954	March 1, 2024	April 22, 2024
M/V Aristomenis	Neo Panamax Container Vessel	9,954	March 1, 2024	May 3, 2024
M/V Hyundai Premium	Neo Panamax Container Vessel	5,023	September 12, 2024	November 22, 2024
M/V Hyundai Paramount	Neo Panamax Container Vessel	5,023	September 12, 2024	December 20, 2024
M/V Hyundai Prestige	Neo Panamax Container Vessel	5,023	September 12, 2024	December 5, 2024
M/V Hyundai Privilege	Neo Panamax Container Vessel	5,023	September 12, 2024	January 10, 2025
M/V Hyundai Platinum	Neo Panamax Container Vessel	5,023	September 12, 2024	First quarter of 2025

Summarized selected operating results of the discontinued operations for the nine-month periods ended September 30, 2024 and 2023 are as follows:

	For the nine-month periods ended September 30,
	2024	2023
Revenues	$57,784	$87,501

Expenses / income, net:
Voyage expenses	1,192	2,028
Vessel operating expenses	14,377	25,390
Vessel operating expenses - related party	2,171	3,061
Vessel depreciation and amortization	11,018	21,605
Gain on sale of vessels	(31,602)	—

Operating income, net	60,628	35,417

Other income / (expense), net:
Interest expense and finance cost	(3,055)	(7,017)
Other income, net	40	91

Total other expense, net	(3,015)	(6,926)

Net income from discontinued operations	$57,613	$28,491

Capital Clean Energy Carriers Corp.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

3. Discontinued Operations—Continued

Summarized selected balance sheet information of the Company’s discontinued operations as of September 30, 2024 and December 31, was as follows:

	As of September 30, 2024	As of December 31, 2023
Cash and cash equivalents	$37	$2
Trade accounts receivable, net	490	14
Prepayments and other assets	798	1,954
Inventories	—	2,549
Claims	49	49
Assets held for sale	176,483	14,394

Total current assets of discontinued operations	177,857	18,962

Vessels, net	—	419,672
Above market acquired charters	—	9,420
Deferred charges, net	—	4,714
Prepayments and other assets	—	325

Total non-current assets of discontinued operations	—	434,131

Current portion of long-term debt, net	—	9,659
Trade accounts payable	4,712	4,607
Due to related parties	—	3,823
Accrued liabilities	7,958	9,895
Deferred revenue	1,981	9,319
Below market acquired charters associated with vessels held for sale	—	1,447

Total current liabilities of discontinued operations	14,651	38,750

Non-current liabilities associated with vessels held for sale (including $6,000 payable to related party as of September 30, 2024 and December 31, 2023)	6,000	86,983
Below market acquired charters	—	3,135
Deferred revenue	—	9,533

Total non-current liabilities of discontinued operations	$6,000	$99,651

During the nine-month period ended September 30, 2024, the Company entered into six memoranda of agreement (“MOA”) with third parties for the sale of the container vessels listed below. The Company entered into these MOAs based on its decision to focus on energy transition shipping while at the same time taking advantage of the attractive vessel valuations. The disposal of the vessels was completed during the nine-month period ended September 2024.

For the nine-month period ended September 30, 2024, the Company recognized a gain on sale of vessels analysed as follows:

Vessel	Sale price	Carrying value on sale	Other sale expenses	Gain / (loss) on sale
M/V Akadimos	$80,000	$(62,030)	$(1,560)	$16,410
M/V Seattle Express	13,200	(12,939)	(269)	(8)
M/V Fos Express	13,200	(12,931)	(284)	(15)
M/V Athenian	51,000	(44,833)	(1,029)	5,138
M/V Athos	51,000	(44,760)	(1,029)	5,211
M/V Aristomenis	51,000	(45,105)	(1,029)	4,866

Total	$259,400	$(222,598)	$(5,200)	$31,602

Furthermore, in September 2024, the Company entered into five separate MOAs with a third party for the sale of the M/V Hyundai Premium, the M/V Hyundai Paramount, the M/V Hyundai Privilege, the M/V Hyundai Prestige and the M/V Hyundai Platinum (each 63,010 DWT/ 5,023 TEU, container vessel, built 2013, Hyundai Heavy Industries Co., Ltd., S. Korea). The vessels met the criteria to be classified as held for sale. As of the dates of the respective MOA each vessel’s fair values less estimated costs to sell exceeded its carrying amount, so no impairment charges were recognised. The vessels are expected to be delivered to their new owner progressively between November 2024 and March 2025.

Capital Clean Energy Carriers Corp.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

4. Revenues

The following table shows the net revenues from continuing operations earned from time, bareboat and voyage charters contracts for the nine-month periods ended September 30, 2024, and 2023:

	For the nine-month periods ended September 30,
	2024	2023
Time and bareboat charters (operating leases)	$264,295	$167,948
Voyage charters	—	9,628

Total	$264,295	$177,576

As of September 30, 2024, all of the Company’s vessels were employed under time and bareboat charter agreements with remaining tenor ranging between 1.0 and 10.1 years. From these time charter agreements 12 include extensions in charterers’ option that range between 2.2 to 9.1 years.

5. Transactions with related parties

CMTC is an international shipping company with a long history of operating and investing in the shipping market. As of September 30, 2024, and December 31, 2023, CMTC may be deemed to beneficially own 48.5% of the common shares and 54.2% of the common units respectively.

Capital Gas Corp. is a privately held company controlled by Mr. Miltiadis Marinakis the son of Mr. Evangelos M. Marinakis who also controls CGP. As of September 30, 2024, and December 31, 2023, Capital Gas Corp. may be deemed to beneficially own 2.0% of the common shares and 2.1% of the common units respectively.

CGP, the Partnership’s general partner until the Conversion, is a privately held company controlled by Mr. Miltiadis Marinakis. As of September 30, 2024, CGP may be deemed to beneficially own 8.6% of the common shares.

On June 3, 2024, the Company announced an investment in 10 new gas carriers’ vessels under construction (the “Gas Vessels”) for a total amount of $755,976 with expected deliveries between the first quarter of 2026 and the third quarter of 2027. On June 17, 2024, and upon entry into 10 separate Share Purchase Agreements (“SPAs”) with CMTC, the Company paid CMTC $74,654 to acquire 100% of the equity interests in each of the vessel-owning companies of the Gas Vessels (Note 6). During the nine-month period ended September 30, 2024, the Company paid $53,596 and expects to pay an additional amount of $627,726 to the shipyards in pre-delivery and delivery installments for the Gas Vessels (Note 14).

Upon entering the above SPAs each of the 10 vessel-owning companies of the Gas Vessels entered into a separate supervision services agreement with Capital-Gas Ship Management Corp. (“Capital-Gas Management”). On June 17, 2024, the Company paid Capital-Gas Management the amount of $1,200 representing the first of the three installments of the total supervision cost.

An analysis of the Gas Vessels is as follows:

Vessel Type	Hull No.	Cubic Meters (“CBM”)	Shipyard	Estimated Delivery	Amount paid to CMTC for the acquisition of the vessel-owning companies of the Gas Vessels
MGC	8424	45,000	Hyundai Mipo Dockyard Co. Ltd, South Korea (“Hyundai Mipo”)	Jun-26	—
MGC	8425	45,000	Hyundai Mipo	Sep-26	—
MGC	8426	45,000	Hyundai Mipo	Feb-27	—
MGC	8427	45,000	Hyundai Mipo	May-27	—
MGC	S1111	40,000	Nantong CIMC Sinopacific Offshore & Engineering Co. Ltd, China (“CIMC SOE”)	Mar-27	9,798
MGC	S1112	40,000	CIMC SOE	Jul-27	9,798
LCO2 – HMGC	8398	22,000	Hyundai Mipo	Jan-26	19,885
LCO2 – HMGC	8399	22,000	Hyundai Mipo	Apr-26	19,885
LCO2 – HMGC	8404	22,000	Hyundai Mipo	Sep-26	7,644
LCO2 – HMGC	8405	22,000	Hyundai Mipo	Nov-26	7,644

Total					$74,654

Capital Clean Energy Carriers Corp.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

5. Transactions with related parties—Continued

During the nine-month period ended September 30, 2024, pursuant to the umbrella agreement dated November 13, 2023, among the Company, CMTC and CGP (the “Umbrella Agreement”), the Company acquired from CMTC the shares of the vessel-owning companies of the LNG/C Axios II, the LNG/C Assos, the LNG/C Aktoras and the LNG/C Apostolos for a total consideration of $1,204,000. For the above acquisitions the Company drew down the amount of $134,764 of the Umbrella Seller’s Credit (Note 8). Upon delivery, the LNG/C Axios II, the LNG/C Assos and the LNG/C Apostolos, entered into a floating fee management agreement and the LNG/C Aktoras entered into a fixed fee management agreement with Capital-Gas Management.

On February 28, March 11 and April 24, 2024, after the deliveries of the M/V Long Beach Express, the M/V Akadimos and the M/V Athenian to their new owners, the Company repaid the amounts of $12,789, $39,973 and $39,838, respectively in relation to the Umbrella Seller’s Credit entered into on December 21, 2023 (Note 8).

Further to the transactions described above with CMTC, the Company and its subsidiaries have related party transactions with Capital Ship Management Corp. (“CSM”), Capital-Executive Ship Management Corp. (“Capital-Executive”) and Capital-Gas Management, (collectively “Managers”), as well as with CGP, arising from certain terms of the following management and administrative services agreements.

1.

Floating fee management agreements: Under the terms of these agreements the Company compensates its Managers for expenses and liabilities incurred on the Company’s behalf while providing the agreed services, including, but not limited to, crew, repairs and maintenance, insurance, stores, spares, lubricants and other operating costs. Costs and expenses associated with a managed vessel’s next scheduled dry docking are borne by the Company and not by the Managers. The Company also pays its Managers a daily technical management fee per managed vessel that is revised annually based on the United States Consumer Price Index. For the nine-month periods ended September 30, 2024, and 2023, management fees under the management agreements amounted to $6,868 and $5,002, respectively, and are included in “Vessel operating expenses – related parties” in the unaudited condensed consolidated statements of comprehensive income.

2.

Fixed fee management agreements: Under the terms of these agreements the Company pays a fixed daily fee per bareboat chartered vessel in its fleet, mainly to cover commercial and administrative costs. For the nine-month periods ended September 30, 2024, and 2023, management fees under the management agreements amounted to $59 and $0, respectively, and are included in “Vessel operating expenses – related parties” in the unaudited condensed consolidated statements of comprehensive income.

3.

Administrative and service agreements: On April 4, 2007, the Company entered into an administrative services agreement with CSM, pursuant to which CSM has agreed to provide certain administrative management services to the Company such as accounting, auditing, legal, insurance, IT and clerical services. In addition, the Company reimburses CSM and CGP for reasonable costs and expenses incurred in connection with the provision of these services, after CSM submits to the Company an invoice for such costs and expenses together with any supporting detail that may be reasonably required. These expenses are included in “General and administrative expenses” in the unaudited condensed consolidated statements of comprehensive income. In 2015, the Partnership entered into an executive services agreement with CGP, which was amended in 2016, 2019, 2023 and 2024. In connection with the Conversion, the Company entered into a new executive services agreement with CGP. According to the executive services agreements, CGP provided and continues to provide certain executive officers services for the management of the Company’s business as well as investor relations and corporate support services to the Company. For the nine-month periods nine-month periods ended September 30, 2024, and 2023 the fees under the executive services agreement with CGP amounted to $1,877 and $1,762, respectively and are included in “General and administrative expenses” in the unaudited condensed consolidated statements of comprehensive income.

Capital Clean Energy Carriers Corp.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

5. Transactions with related parties—Continued

Balances and transactions with related parties consisted of the following:

Consolidated Balance Sheets	As of September 30, 2024	As of December 31, 2023
Assets:
CMTC-amounts relating to vessels acquisitions (a)	$—	$402
Capital-Executive – advances from the Company (b)	114	—

Due from related party	$114	$402

Liabilities:
CSM – payments on behalf of the Company (c)	$14	$114
Capital-Gas Management – payments on behalf of the Company (c)	2,641	4,042

Due to related parties	$2,655	$4,156

	For the nine-month periods ended September 30,
Consolidated Statements of Comprehensive Income	2024	2023
Vessel operating expenses	$6,927	$5,002
General and administrative expenses (d)	2,046	1,932
Interest expense and finance cost (e)	2,673	—

(a)

Amounts relating to vessels acquisitions: This line item mainly includes bunkers and lubricants onboard payable to CMTC and collected hire income payable from CMTC in connection with the acquisition of the vessels under the Umbrella Agreement.

(b)

Managers - Advances from the Company: This line item represents the amounts advanced by the Company for operating and voyage expenses that will be paid by the Managers on behalf of the Company and its subsidiaries.

(c)

Managers - Payments on Behalf of the Company: This line item represents the amount outstanding for payments for operating and voyage expenses made by the Managers on behalf of the Company and its subsidiaries.

(d)	General and administrative expenses: This line item mainly includes fees relating to internal audit, investor relations and consultancy fees.
(e)	Interest expense and finance cost: This line item reflects interest expense of the Umbrella Seller’s Credit (Note 8).

6. Fixed Assets

a.	Vessels, net

The following table presents an analysis of vessels, net:

	Vessel cost	Accumulated depreciation	Net book value
Balance as at January 1, 2024	$2,166,364	$(94,120)	$2,072,244

Vessel acquisitions	1,150,782	—	1,150,782
Improvements	139	—	139
Depreciation for the year	—	(61,964)	(61,964)

Balance as at September 30, 2024	$3,317,285	(156,084)	3,161,201

Five vessels with an aggregate net book value of $1,004,425 as of September 30, 2024, have been provided as collateral under the terms of the Company’s credit facilities (Note 8). In addition, there are 10 vessels financed through sale and lease back agreements, for which the title of ownership is held by the relevant lender, with an aggregate net book value of $2,156,775 (Note 8).

Capital Clean Energy Carriers Corp.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

6. Fixed Assets—Continued

Vessel acquisitions

Pursuant to the Umbrella Agreement during the nine-month period ended September 30, 2024, the Company acquired from CMTC the shares of the vessel-owning companies of the below vessels:

Vessel	Delivery Date	Consideration	Debt (Note 8)	Umbrella Seller’s Credit (Note 8)	Advances	Cash
Axios II	January 2, 2024	$314,000	$190,000	$92,600	$31,400	$—
Assos	May 31, 2024	277,000	240,000	—	27,700	9,300
Aktoras	June 5, 2024	311,000	240,000	39,900	31,100
Apostolos	June 28, 2024	302,000	192,000	2,264	30,200	77,536

Total		$1,204,000	$862,000	$134,764	$120,400	$86,836

The Company accounted for these acquisitions as acquisitions of assets since the fair value of the vessels and the time and bareboat charters attached are concentrated in a single identifiable asset. The Company considered whether any value should be assigned to the attached charter party agreements acquired and concluded that (i) for the LNG/C Axios II, the LNG/C Apostolos and the LNG/C Aktoras, the contracted daily charter rate was above the market rate on the acquisition date and therefore the total consideration was allocated to the vessel’s cost and the above market acquired charter and (ii) for the LNG/C Assos the contracted daily charter rate was below the market rate on the acquisition date and therefore the total consideration was allocated to the vessel’s cost and the below market acquired charter (Note 7). The Company allocated the cost of the vessels and the time and bareboat charters acquired on the basis of their relative fair values.

The vessels were recorded in the Company’s financial statements at a total value of $1,150,782, reflecting a net decrease of $53,218 from the acquisition cost of $1,204,000 due to the value of the charters that were attached to the vessels at the time of the respective acquisitions (Note 7).

Improvements

During the nine-month periods ended September 30, 2024, and 2023, certain of the Company’s vessels underwent improvements. The costs of these improvements amounted to $139 and $337, respectively and were capitalized as part of the vessels’ cost.

b.	Vessels under construction

The following table presents an analysis of vessels under construction:

Vessels under construction cost
Balance as at January 1, 2024	$140,369

Advances and initial expenses for vessels under construction	244,226

Balance as at September 30, 2024	$384,595

During the nine-month period ended September 30, 2024, the Company paid advances of $128,250 (Note 5) and $101,100 in relation to the Gas Vessels and the LNG/C Alcaios I, the LNG/C Antaios I, the LNG/C Athlos and the LNG/C Archon (the vessel-owning companies of which were acquired by the Company pursuant to the Umbrella Agreement), respectively. During the nine-month period ended September 30, 2024, the Company recognized initial expenses of $14,876, as part of vessels under construction cost. During the nine-month period ended September 30, 2023, there were no vessels under construction.

c.	Advances for vessels under construction-related party

Pursuant to the Umbrella Agreement in December 2023 the Company paid to CMTC a deposit of $174,400, or 10% of the aggregate acquisition price of the LNG/C Axios II, the LNG/C Assos, the LNG/C Apostolos, the LNG/C Aktoras, the LNG/C Archimidis and the LNG/C Agamemnon. During the nine-month period ended September 30, 2024, upon the delivery of the LNG/C Axios II, the LNG/C Assos, the LNG/C Apostolos and the LNG/C Aktoras from the shipyard, the Company acquired from CMTC the vessel-owning companies of these four LNG/Cs (Note 6a).

Capital Clean Energy Carriers Corp.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

6. Fixed Assets—Continued

The following table presents an analysis of advances for vessels under construction-related party:

Advances for vessels under construction- related party
Balance as at January 1, 2024	$174,400

Transfer to vessels, net	(120,400)

Balance as at September 30, 2024	$54,000

7. Above / below market acquired charters

During the nine-month period ended September 30, 2024, the Company acquired the LNG/C Axios II, the LNG/C Apostolos and the LNG/C Aktoras with time and bareboat charter daily rates being above the market rates for equivalent time and bareboat charters prevailing at the time of acquisitions (Note 6a). During the nine-month period ended September 30, 2024, the Company also acquired the LNG/C Assos with time charter attached to the vessel, with time charter daily rate being below market rate for equivalent time charter prevailing at the time of acquisition (Note 6a).

The fair value of the time and the bareboat charters attached to the vessels representing the difference between the time and the bareboat charter rates at which the vessels were fixed and the market rates for comparable charters as determined by reference to market data on the acquisition dates were recorded as “Above market acquired charters” under other non-current assets or “Below market acquired charters” under long-term liabilities in the unaudited condensed consolidated balance sheet as of the acquisition dates, respectively. The fair values of the time and the bareboat charters attached were determined using Level 2 inputs being market values on the acquisition dates.

Above / below market time and bareboat charters acquired are amortized / accreted using the straight-line method as a reduction / increase to revenues over the remaining term of the charters. For the nine-month periods ended September 30, 2024 and 2023, the Company recognised amortization, net of accretion, to time and bareboat charter revenues for the above and below market acquired time and bareboat charters amounting to $11,367 and $2,873 respectively.

An analysis of above / below market acquired time and bareboat charters is as follows:

	Above market acquired charters	Below market acquired charters
Carrying amount as at January 1, 2024	$73,969	$(85,408)

Additions	58,254	(5,036)
(Amortization) / accretion	(22,383)	11,016

Carrying amount as at September 30, 2024	$109,840	$(79,428)

As of September 30, 2024, the remaining carrying amount of unamortized above / below market acquired time and bareboat charters was $109,840 and $79,428 respectively and will be amortized / accreted in future periods as follows:

For the twelve-month periods ended September 30,	Above market acquired charters	Below market acquired charters
2025	$34,627	$(13,939)
2026	32,599	(13,512)
2027	7,393	(13,512)
2028	7,413	(13,549)
2029	7,393	(13,511)
Thereafter	20,415	(11,405)

Total	$109,840	$(79,428)

Capital Clean Energy Carriers Corp.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

8. Long-term debt, net

Long-term debt consists of the following credit facilities, sale and lease back agreements, seller’s credits and unsecured bonds collectively the “financing arrangements”. As of September 30, 2024 and December 31, 2023, the following amounts were outstanding under our financing arrangements:

		As of September 30, 2024	As of December 31, 2023	Rate of interest
	Credit facilities
(i)	Issued in December 2023 maturing in June 2027 (the “Umbrella Seller’s Credit”)	42,164	—	Fixed rate
(ii)	Assumed in December 2021 fully repaid in June 2024 (the “2021 credit facility”)	—	101,087	Margin + Secured Overnight Financing Rate (“SOFR”)
(iii)	Issued in October 2022 maturing in October 2028 (the “2022 credit facility”)	95,690	99,680	Margin + SOFR
(iv)	Issued in June 2023 maturing in June 2031 (the “2023 credit facility”)	92,188	96,875	Margin + SOFR
(v)	Issued in January 2024 maturing in January 2031 (the “2024 – LNG/C Axios II credit facility ”)	182,500	—	Margin + SOFR
(vi)	Issued in June 2024 maturing in June 2031 (the “2024 – LNG/C Aktoras credit facility”)	236,750	—	Margin + SOFR
(vii)	Issued in June 2024 maturing in June 2031 (the “2024 – LNG/C Aristidis I credit facility”)	153,062	—	Margin + SOFR
	Sale and lease back agreements
(viii)	Assumed in September 2021 maturing in October 2027 (the “2021 Bocomm”)	119,764	126,479	Margin + SOFR
(ix)	Assumed in September 2021 maturing in May 2028 (the “2021 Bocomm”)	114,685	120,232	Margin + SOFR
(x)	Assumed in November 2021 fully repaid in August 2028 (the “2021 CMBFL – LNG/C”)	—	130,873	Margin + SOFR
(xi)	Assumed in November 2021 fully repaid in August 2028 (the “2021 CMBFL – LNG/C”)	—	129,829	Margin + SOFR
(xii)	Assumed in November 2021 maturing in July 2036 (the “2021 Shin Doun”)	126,000	130,715	Fixed rate
(xiii)	Issued in December 2022 maturing in January 2031 (the “2022 Jolco”)	101,289	104,284	($69,893: Margin + SOFR, $32,400: Fixed rate)
(xiv)	Issued in February 2023 maturing in February 2033 (the “2023 CMBFL – LNG/C”)	170,875	177,438	Margin + SOFR
(xv)	Assumed in December 2023 maturing in October 2033 (the “2023 CMBFL – LNG/C AMI”)	179,738	196,317	Margin + SOFR
(xvi)	Issued in May 2024 maturing in May 2032 (the “2023 – LNG/C Assos Jolco”)	238,342	—	($192,000: Margin + SOFR, $48,000: Fixed rate)
(xvii)	Issued in July 2024 maturing in July 2032 (the “2024 – LNG/C Apostolos Jolco”)	238,142	—	($192,000: Margin + SOFR, $48,000: Fixed rate)
(xviii)	Issued in August 2024 maturing in July 2031 (the “2024 Bocomm – LNG/C Attalos”)	161,012	—	Margin + SOFR
(xix)	Issued in August 2024 maturing in July 2031 (the “2024 Bocomm – LNG/C Asklipios”)	161,012	—	Margin + SOFR
	Unsecured Bonds
(xx)	Issued in October 2021 maturing in October 2026 (the “2021 Bonds”)	167,336	165,984	Fixed rate
(xxi)	Issued in July 2022 maturing in July 2029 (the “2022 Bonds”)	111,557	110,656	Fixed rate

	Total long-term debt	2,692,106	1,690,449

	Less: Deferred loan and financing arrangements issuance costs	20,736	11,796

	Total long-term debt, net	2,671,370	1,678,653

	Less: Current portion of long-term debt	132,186	95847
	Add: Current portion of deferred loan and financing arrangements issuance costs	4,034	2,390

	Long-term debt, net	$2,543,218	$1,585,196

Capital Clean Energy Carriers Corp.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

8. Long-term debt, net—Continued

Details of the Company’s financing arrangements are discussed in Note 7 of the Company’s Consolidated Financial Statements for the year ended December 31, 2023. Changes in financing arrangements that took place during the nine-month period ended September 30, 2024, are set out below.

“2024 Bocomm – LNG/C Asklipios” and “2024 Bocomm – LNG/C Attalos”

On August 23, 2024, the Company entered into two separate sale and lease back agreements with subsidiaries of the Bank of Communications Financial Leasing Co., Ltd (“Bocomm”) for the LNG/C Asklipios and the LNG/C Attalos, the “2024 Bocomm – LNG/C Asklipios” and the “2024 Bocomm – LNG/C Attalos”, respectively, for an amount of $162,500 each with the purpose of refinancing the then outstanding balance of both vessels of $250,365 under the sale and lease back arrangements that the companies owning the vessels had entered into with CMB Financial Leasing Co., Ltd (“CMBFL”) in 2021. The new sale and lease back agreements have remaining duration, starting from August 29, 2024, when the refinancing took place, of 7 years.

“2024 – LNG/C Aristidis I credit facility”

On June 25, 2024, the vessel-owning company of the LNG/C Aristidis I entered into a new credit facility, the “2024 – LNG/C Aristidis I credit facility”, of up to $155,000, mainly for the full repayment of the 2021 credit facility. The Company is acting as a parent guarantor. The Company drew down the full amount of the facility on June 26, 2024. The facility has a duration of seven years.

“2021 credit facility”

On June 28, 2024, the Company fully repaid $99,403 of the then outstanding 2021 credit facility through the 2024 – LNG/C Aristidis I credit facility.

“2024 – LNG/C Apostolos Jolco”

On June 25, 2024, the vessel-owning company of the LNG/C Apostolos entered into a new sale and lease back agreement, the “2024 – LNG/C Apostolos Jolco”, of up to $240,000, for the purpose of full repayment of the 2024 – LNG/C Apostolos credit facility. On July 16, 2024, the Company drew down the full amount of 2024-LNG/C Apostolos Jolco. The sale and lease back agreement has a duration of eight years.

“2024 – LNG/C Apostolos credit facility”

On June 20, 2024, the vessel-owning company of the LNG/C Apostolos entered into a new credit facility, the “2024 – LNG/C Apostolos credit facility”, of up to $192,000, for the purpose of partially financing the construction of the vessel (Note 6a). During June 2024 the Company drew down the full amount of the facility. The facility was fully repaid on July 16, 2024, through the 2024 – LNG/C Apostolos Jolco.

“2024 – LNG/C Aktoras credit facility”

On May 31, 2024, the vessel-owning company of the LNG/C Aktoras entered into a new credit facility, the “2024 – LNG/C Aktoras credit facility”, of up to $240,000, for the purpose of partially financing the construction of the vessel (Note 6a). The Company is acting as a parent guarantor. During June 2024, the Company drew down the full amount of the facility. The facility has a duration of seven years.

“2021 Bocomm”

On May 14, 2024, we agreed with Bank of Communications Financial Leasing Co., Ltd (“Bocomm”) to amend certain of the terms included in two separate sale and lease back agreements that the companies owning the vessels LNG/C Aristos I and the LNG/C Aristarchos had entered into with Bocomm in 2021. Specifically, effective from May 2024, the Partnership agreed to reduce the interest paid on the outstanding amount and extended the maturity for both facilities by two years.

“2023 – LNG/C Assos Jolco”

On December 22, 2023, the Company entered into a new sale and lease back agreement of up to $240,000, for the purpose of partially financing the acquisition of the shares of the vessel-owning company of the LNG/C Assos (Note 6a). The full amount of the sale and lease back agreement was drawn in May 2024. The 2023 LNG/C Assos Jolco, has a duration of eight years.

Capital Clean Energy Carriers Corp.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

8. Long-term debt, net—Continued

“2024 – LNG/C Axios II credit facility”

On December 20, 2023, the vessel-owning company of the LNG/C Axios II entered into a new credit facility, the “2024 – LNG/C Axios II credit facility”, of up to $190,000, for the purpose of partially financing the construction of the vessel (Note 6a). The Company is acting as a parent guarantor. The Company drew down the full amount of the facility on January 2, 2024, upon the completion of the acquisition of the vessel from CMTC. The facility has a duration of seven years.

“Umbrella Seller’s Credit”

On December 21, 2023, upon entering the Umbrella Agreement the Company entered into an unsecured seller’s credit agreement with CMTC, the “Umbrella Seller’s Credit” in an amount of up to $220,000 in order to finance a portion of the purchase price of the 11 new 174,000 CBM LNG/C vessels under construction (Note 5). The Umbrella Seller’s Credit provides for interest at a rate of 7.5% per annum and has a maturity date of June 30, 2027. On June 28, June 5 and January 2, 2024, upon the deliveries of the LNG/C Apostolos, the LNG/C Aktoras and the LNG/C Axios II, the Company utilised a portion of $2,264, $39,900 and $92,600, respectively. On February 28, March 11 and April 24, 2024, after the deliveries of the M/V Long Beach Express, the M/V Akadimos and the M/V Athenian to their new owners (Note 3), the Company repaid the amounts of $12,789, $39,973 and $39,838, respectively.

During the nine-month period ended September 30, 2024, the Company repaid the amount of $82,993 in line with the amortization schedule of its financing arrangements and fully repaid $634,368.

As of September 30, 2024, and December 31, 2023, the Company was in compliance with all financial debt covenants.

For the nine-month periods ended September 30, 2024, and 2023 interest expense amounted to $99,183 and $68,369, respectively and the weighted average interest rate of the Company’s credit facilities, financing arrangements and unsecured bonds was 6.7% and 6.2% respectively.

As of September 30, 2024, the required annual payments to be made subsequently to September 30, 2024, are as follows:

For the period ending September 30,	Amount
2025	$132,186
2026	133,583
2027	331,648
2028	119,561
2029	302,183
Thereafter	1,672,945

Total	$2,692,106

9. Derivative Instruments

In connection with the issuance of the 2022 Bonds and the 2021 Bonds (Note 8), the Company entered into certain cross-currency swap agreements to manage the related foreign currency exchange risk by effectively converting the fixed-rate, Euro-denominated Bonds, including the semi-annual interest payments for the period from July 26, 2022 to July 26, 2029 and from October 21, 2021 to October 21, 2025, respectively to fixed-rate, U.S. Dollar-denominated debt. The economic effect of the swap agreements is to eliminate the uncertainty of the cash flows in U.S. Dollars associated with the issuance of the 2022 Bonds and the 2021 Bonds by fixing the principal amount of the 2022 Bonds and the 2021 Bonds, with a fixed annual interest rate. The cross-currency swap agreement related to the 2022 Bonds was designated as an accounting hedge.

Derivative instruments not designated as hedges are not speculative and are used to manage the Company’s exposure to identified risks but do not meet the strict hedge accounting requirements and/or the Company has not elected to apply hedge accounting. Changes in the fair value of derivatives not designated in hedging relationships are recorded directly in the consolidated statements of comprehensive income. Changes in the fair value of derivatives designated as accounting hedges are recorded in the consolidated statements of other comprehensive income (effective portion), until the hedged item is recognized in the consolidated statements of comprehensive income.

Capital Clean Energy Carriers Corp.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

9. Derivative Instruments—Continued

The following table summarizes the terms of the cross-currency swap agreements and their respective fair value as of September 30, 2024.

a)	Derivative Asset:

Effective Date	Termination Date	Notional Amount in thousands of EUROS	Notional Amount in United States Dollars	Fixed Rate the Company receives in EURO	Fixed Rate the Company pays in United States Dollars	Fair Value September 30, 2024, in United States Dollars
26/07/2022	26/07/2029	100,000	101,800	4.40%	6.55%	$7,328

				Total Fair Value		$7,328

b)	Derivative Liabilities:

Effective Date	Termination Date	Notional Amount in thousands of EUROS	Notional Amount in United States Dollars	Fixed Rate the Company receives in EURO	Fixed Rate the Company pays in United States Dollars	Fair Value September 30, 2024, in United States Dollars
21/10/2021	21/10/2025	120,000	139,716	2.65%	3.66%	$5,380
21/10/2021	21/10/2025	30,000	34,929	2.65%	3.69%	1,221

				Total Fair Value		$6,601

The fair value of the cross-currency swap agreements is presented net of accrued interest expense which is recorded in “Accrued liabilities” in the unaudited condensed consolidated balance sheets.

The following tables summarize the effect of the cross-currency swap agreements for the nine-month periods ended September 30, 2024 and 2023:

-	Derivative designated as accounting hedge

	For the nine-month periods ended September 30,
	2024	2023
Amount of (loss) / gain recognized in other comprehensive income
Cross-currency swap agreement related to 2022 Bonds	$(899)	$27
Reclassification to other income, net	535	2,034

Total (loss) / gain recognized in accumulated other comprehensive loss	$(364)	$2,061

The estimated net expense that is expected to be reclassified within the next 12 months from Accumulated Other Comprehensive Loss to earnings in respect of the settlements on cross-currency swap agreements designated as accounting hedge, amounts to $1,898.

-	Derivatives not designated as accounting hedges:

	For the nine-month periods ended September 30,
	2024	2023
Amount of loss recognized in other income, net
Change in fair value of derivatives related to 2021 Bonds	$579	$(1,039)
Realized interest expense of derivatives related to 2021 Bonds	(1,577)	(1,595)

Total loss recognized in other income, net	$(998)	$(2,634)

10. Financial Instruments

(a) Fair value of financial instruments

Cash and cash equivalents, restricted cash and other assets and liabilities.

The carrying value of cash and cash equivalents and restricted cash, are considered Level 1 items as they represent liquid assets with short-term maturities, trade receivables, trade accounts payable and accrued liabilities approximate their fair value.

Capital Clean Energy Carriers Corp.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

10. Financial Instruments—Continued

(a) Fair value of financial instruments—Continued

Long-term debt

The fair value of variable rate long-term debt (Note 8) approximates the recorded value, due to its variable interest being based on the SOFR rates and due to the fact that the lenders have the ability to pass on their funding cost to the Company under certain circumstances, which reflects their current assessed risk. We believe the terms of our loans are similar to those that could be procured as of September 30, 2024. SOFR rates are observable at commonly quoted intervals for the full term of the loans and hence bank loans are considered Level 2 items in accordance with the fair value hierarchy.

The fair value of the fixed rate long-term debt (Note 8 ((i), (xii), (xiii), (xvi) and (xvii))) as of September 30, 2024, was approximately $290,839 (carrying value: $296,564) and was determined by using Level 2 inputs being the discounted expected cash flows of the outstanding amount.

The 2022 Bonds and the 2021 Bonds (Note 8 ((xx) and (xxi))) have a fixed rate, and their estimated fair values as of September 30, 2024, were determined through Level 1 inputs of the fair value hierarchy (quoted price under the ticker symbols CPLPB1 and CPLPB2 on Athens Stock Exchange) and were approximately $272,503 (carrying value: $278,893).

Derivative instruments

As of September 30, 2024:

Items Measured at Fair Value on a recurring Basis—Fair Value Measurements

Recurring Measurements:	September 30, 2024	Quoted prices in active markets for identical assets (Level 1)	Significant other Observable inputs (Level 2)	Unobservable Inputs (Level 3)
Cross Currency SWAP (100,000) – asset position	$7,328	$—	$7,328	$—
Cross Currency SWAP (120,000) – liability position	(5,380)	—	(5,380)	—
Cross Currency SWAP (30,000) – liability position	(1,221)	—	(1,221)	—

Total	$727	$—	$727	$—

The fair value (Level 2) of cross-currency swap derivative agreements is the present value of the estimated future cash flows that we would receive or pay to terminate the agreements at the balance sheet date, taking into account, as applicable, current interest rates, foreign exchange rates and the credit worthiness of both us and the derivative counterparty. This line item is presented in “Derivative asset” and “Derivative liabilities” in the unaudited condensed consolidated balance sheets.

There were no Level 3 items.

(b) Concentration of credit risk

Financial instruments which potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents and trade accounts receivable, net. The Company places its cash and cash equivalents, consisting mostly of deposits, with a limited number of creditworthy financial institutions rated by qualified rating agencies. Most of the Company’s revenues were derived from a few charterers.

Capital Clean Energy Carriers Corp.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

11. Equity Capital Structure

On August 26, 2024, the Company converted from a Marshall Islands limited partnership to a Marshall Islands corporation (Note 1). Upon the Conversion each common unit issued and outstanding immediately prior to the Effective Date was converted into one common share, par value $0.01 per share, of the Company and the 348,570 general partner units and all of the incentive distribution rights, in each case outstanding as of immediately prior to the Effective Date, were exchanged with an aggregate of 3,500,000 common shares. The amount of $46,184, being the difference between the fair value of the 3,500,000 common shares of $59,430, at the price of $16.98 per common unit as quoted on the Nasdaq Stock Exchange on August 25, 2024, and the book value of the 348,570 general partner units of $13,246 as of August 25, 2024, is presented as deemed dividend to CGP in the Company’s unaudited condensed consolidated statements of changes in shareholders’ equity and partners’ capital. Furthermore, on August 26, 2024 the Company cancelled 571,291 treasury shares.

As of September 30, 2024, and December 31, 2023, the Company’s capital structure was comprised of the following shares / units:

	As of September 30, 2024	As of December 31, 2023
Common shares	58,387,313	55,039,143
General partner units	—	348,570
Treasury shares	1,551,061	870,522

Total Company’s shares	59,938,374	56,258,235

Details of the Company’s Partner’s Capital are discussed in Note 13 of the Company’s Consolidated Financial Statements for the year ended December 31, 2023.

During the nine-month periods ended September 30, 2024, and 2023, the Company declared and paid the following distributions to its common shareholders:

	July 24, 2024	April 25, 2024	January 25, 2024	July 20, 2023	April 25, 2023	January 26, 2023
Common shareholders / unitholders
Distributions per common share declared	$0.15	$0.15	$0.15	$0.15	$0.15	$0.15
Common shares distribution	$8,257	$8,386	$8,257	$3,023	$3,009	$3,008
General partner and incentive distribution rights (“IDR”)	$51	$52	$52	$53	$52	$52

12. Omnibus Incentive Compensation Plan

In January 2024, the board of directors adopted an amended and restated Compensation Plan (the “Plan”), to reserve for issuance a maximum number of 1,100,000 restricted common units which were recognized under treasury units.

On March 8, 2024, the Company awarded 96,104 unvested units to Employees and Non-Employees with a grant-date fair value of $17.45 per unit. The units were fully vested on the same date.

In connection with the Conversion, on the Effective Date, the board of directors of the Company adopted an amendment and restatement of the Plan to reflect the effects of the Conversion.

The following table contains details of the Plan:

	Equity compensation plan
Unvested Shares / Units	Shares / Units	Value
Unvested on January 1, 2024	247,934	$3,769

Granted	96,104	1,671
Vested	(96,104)	(1,671)

Unvested on September 30, 2024	247,934	$3,769

The unvested shares / units accrue distributions as declared and paid, which distributions are retained by the custodian of the Plan until the vesting date at which time they are payable to the grantee. As unvested shares grantees accrue distributions on awards that are expected to vest, such distributions are charged to the Company’s Additional Paid-In Capital. As of September 30, 2024, the unvested shares accrued distributions of $677.

Capital Clean Energy Carriers Corp.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

12. Omnibus Incentive Compensation Plan—Continued

There were no forfeitures of awards during the nine-month period ended September 30, 2024. The Company estimated the forfeitures of unvested shares to be immaterial.

For the nine-month periods ended September 30, 2024, and 2023 the equity compensation expense that has been charged in the unaudited condensed consolidated statements of comprehensive income was $4,464 and $2,812 respectively. This expense has been included in “General and administrative expenses” in the unaudited condensed consolidated statements of comprehensive income.

As of September 30, 2024, the total unrecognized compensation cost related to non-vested awards is $947 and is expected to be recognized over a period of 0.3 years. The Company uses the straight-line method to recognize the cost of the awards.

13. Net Income Per Share

For the nine-month periods ended September 30, 2024, and 2023 the Company excluded the effect of 247,934 and 495,867 non-vested share/unit awards in calculating dilutive EPS for its common shareholders/unitholders, as they were anti-dilutive. The non-vested shares/units were participating securities because they received distributions from the Company and these distributions did not have to be returned to the Company if the non-vested shares/units were forfeited by the grantee.

The Two-Class Method was used to calculate EPS as follows:

	For the nine-month periods ended September 30,
BASIC and DILUTED	2024	2023
Numerators
Net income from continuing operations	$33,765	$5,987
Less:
General Partner’s interest in net income	150	103
Deemed dividend to General Partner	46,184	—
Net income allocable to unvested shares	149	146
Net (loss) / income attributable to common shareholders	$(12,718)	$5,738
Denominators
Weighted average number of common shares outstanding, basic and diluted	55,323,667	19,578,570
(Loss) / earnings per common share:
Basic and diluted	$(0.23)	$0.29

14. Commitments and Contingencies

Contingencies

Various claims, suits and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, the Company is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying unaudited condensed consolidated financial statements.

Capital Clean Energy Carriers Corp.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

14. Commitments and Contingencies —Continued

Commitments

(a)	Lease Commitments: Future minimum charter hire receipts, excluding any profit share revenue that may arise, based on non-cancellable time charter contracts, as of September 30, 2024 were:

Year ending September 30,	Amount
2025	$412,181
2026	363,608
2027	296,080
2028	295,006
2029	271,242
Thereafter	718,003

Total	$2,356,120

(b) Vessels Under Construction Commitments: As of September 30, 2024, the Company had outstanding commitments relating to acquisitions of vessels and vessels under construction amounting to $486,000 and $1,436,525, respectively which will be financed through the issuance of debt and cash at hand (Notes 5, 6).

The following table contains details of acquisitions of vessels and vessels under construction commitments:

Year ending September 30,	Vessels’ acquisitions	Vessels under construction	Total
2025	$—	$158,853	$158,853
2026	486,000	601,006	1,087,006
2027	—	676,666	676,666

Total	$486,000	$1,436,525	$1,922,525

(c) Supervision Services Commitments: As of September 30, 2024, the Company had outstanding commitments relating to supervision services agreements for vessels under construction, amounting to $6,283 (Note 6).

The following table contains details of supervision services commitments:

Year ending September 30,	Amount
2025	$2,083
2026	2,083
2027	2,117

Total	$6,283

15. Subsequent events

(a) Dividends: On October 30, 2024, the Board of Directors of the Company declared a cash dividend per share of $0.15 for the third quarter of 2024 which was paid on November 15, 2024, to shareholders of record on November 11, 2024.

(b) Vessel disposals: Since September 30, 2024, the Company disposed of the following vessels that were presented as assets held for sale under total current assets of discontinued operations (Note 3) in the unaudited condensed consolidated balance sheet as of September 30, 2024, recognising a gain on the sale of vessels of $95,383.

Vessel	MOA Date	Delivery date
M/V Hyundai Premium	September 12, 2024	November 22, 2024
M/V Hyundai Paramount	September 12, 2024	December 20, 2024
M/V Hyundai Prestige	September 12, 2024	December 5, 2024
M/V Hyundai Privilege	September 12, 2024	January 10, 2025